EXHIBIT 99.1

Hydrogenics Receives Letter From Nasdaq Regarding Noncompliance With the Marketplace Rules for Continued Listing on the Nasdaq Global Market

MISSISSAUGA, Ontario, Sept. 21, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and power systems, today announced that it received a notice on September 18, 2012 from The Nasdaq Stock Market indicating that Hydrogenics no longer complies with the requirements of the Nasdaq Global Market for continued listing under Nasdaq Listing Rule 5450(b)(2)(A) because, for the previous 30 consecutive business days, the Market Value of Listed Securities was below the minimum $50.0 million required under such rule (the "MVLS Standard"), in addition to the fact that Hydrogenics did not meet the minimum $50.0 million total assets and total revenues standard under Nasdaq Listing Rule 5450(b)(3)(A) (the "Total Assets and Revenues Standard"). As disclosed in the Form 6-K filed by Hydrogenics on August 1, 2012, for the period ended June 30, 2012, Hydrogenics' stockholders' equity was $9.4 million, below the $10.0 million stockholders' equity standard under Nasdaq Listing Rule 5450(b)(1)(A) (the "Stockholders' Equity Standard"). A company must satisfy one of the three standards mentioned above (i.e., the MVLS Standard, the Total Assets and Revenues Standard or the Stockholders' Equity Standard) for continued listing under the Nasdaq Global Market.

Hydrogenics has until March 18, 2013 (180 calendar days from September 18, 2012) to regain compliance with the requirements for continued listing on the Nasdaq Global Market.  Hydrogenics can regain compliance by satisfaction of the MVLS Standard (and thereby regain compliance with the Nasdaq Listing Rules) if the market value of Hydrogenics' common stock exceeds $50.0 million for a minimum of 10 consecutive business days before March 18, 2013.

Hydrogenics intends to evaluate available options to regain compliance with the Nasdaq Listing Rules for continued listing on the Nasdaq Global Market.  Additionally, Hydrogenics may apply to transfer its common stock to the Nasdaq's Capital Market if Hydrogenics' common stock satisfies all criteria for continued listing on such market.

The Nasdaq notice received on September 18, 2012 has no effect on the listing of Hydrogenics' common stock at this time.

About Hydrogenics:

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the US and Canada.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements include but are not limited to, statements relating to the growth in sales of Power-to-Gas energy storage applications and industrial hydrogen generators, the prospect of significant commercial orders for power systems, and future working capital requirements. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Company Contact:
         Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com